UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)

(Name of Issuer)
Action Performance Companies

(Title of Class of Securities)
Common Stock

(CUSIP Number)
004933107

(Date of Event Which Requires Filing of this Statement)
7/31/01

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [ x ]Rule 13d-1(b)
      [   ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      CUSIP No. 004933107

          1.Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Strong Capital Management, Inc. 39-1213042
 ................................................................................


      2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)...........................................................................

(b).........................................................................

      3.SEC Use Only

 ...............................................................................

      4.Citizenship or Place of Organization
      Wisconsin ...............................................................

      Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
      Person With

      5.Sole Voting Power
      0 .......................................................................

      6.Shared Voting Power
      673,931 .................................................................

      7.Sole Dispositive Power 0 ..............................................

      8.Shared Dispositive Power
      704,216 .................................................................

      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person 4.4%...............................................................


      10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) N/A .................................


      11.Percent of Class Represented by Amount in Row (11)
     4.4%.......................................................................


      12.Type of Reporting Person (See Instructions)

IA............................................................................

CUSIP No. 004933107

          1.Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      Richard S. Strong ......................................................


      2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)...........................................................................

(b)...........................................................................

      3.SEC Use Only

 ...............................................................................

      4.Citizenship or Place of Organization
      U.S.A. ................................................................

      Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
      Person With

      5.Sole Voting Power
      0 .......................................................................

      6.Shared Voting Power
      673,931 ................................................................

      7.Sole Dispositive Power 0 .............................................

      8.Shared Dispositive Power
      704,216 .................................................................

      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person 4.4%............................................................


      10.Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) N/A .................................

      11.Percent of Class Represented by Amount in Row (11)
     4.4% ....................................................................


      12.Type of Reporting Person (See Instructions)

IN...........................................................................


      Item 1.

(a)      The name of the issuer is Action Performance Companies (the "Issuer")

      (b)  The principal executive office of the Issuer is:
                  4707 E. Baseline Road, Phoenix, Arizona 85040

      Item 2.

      (a) The names of the persons filing this statement are Strong Capital Management, Inc. and Richard S. Strong, (collectively, the "Filers").


      (b) The principal business office of Strong Capital Management, Inc. and Richard S. Strong is: 100 Heritage Reserve, Menomonee Falls, WI 53051

      (c)  See Item 4 of the cover sheet for each Filer.

      (d) This statement relates to shares of the common stock of the Issuer (the "Stock").

      (e)  The CUSIP number of the Stock is 004933107.


      Item 3.If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)[   ]Broker or dealer registered under section 15 of the Act (15 U.S.C.
      78o).

      (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d)[ ___ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)[ x ]An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

      (f)[ ]An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

      (g)[ x ]A parent holding company or control person in accordance withss. 240.13d-1(b)(1)(ii)(G);

      (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)[ ___ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)[   ]Group, in accordance withss.240.13d-1(b)(1)(ii)(J).



      Item 4.Ownership.

         See Items 5-9 and 11 on the cover page for each Filer.

      Item 5.Ownership of Five Percent or Less of a Class If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].


      Item 6.Ownership of More than Five Percent on Behalf of Another Person. Strong Capital Management, Inc. is a registered investment advisor whose clients, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Richard S. Strong is the Chairman of the Board of Strong Capital Management, Inc. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.


      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.


      Item 8.Identification and Classification of Members of the Group Not applicable

      Item 9.Notice of Dissolution of Group
      Not applicable

      Item 10.Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2001

/S/Constance R. Wick
Constance R. Wick
Assistant Executive Vice President

/S/Constance R. Wick
Richard S. Strong
By:  Constance R. Wick as Attorney in Fact











                                              JOINT FILING AGREEMENT
         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act"), as amended, the undersigned hereby agree to this joint filing on Schedule 13G (including amendments thereto), with respect to the Schedules 13G filed by Richard S. Strong pursuant to Rule 13d-1(b)(i)(G) under the Act. Constance R. Wick, serves as authorized representative on behalf of Strong Capital Management, Inc., and for purposes of this joint filing, serves as authorized representative to Richard S. Strong, with power of attorney.
         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of August, 2001.

                                             /S/ Constance R. Wick
                                             ---------------------
                                             Constance R. Wick
                                             Assistant Executive Vice President
                                             Strong Capital Management, Inc.



                                              /S/ Richard S. Strong
                                              ---------------------
                                              Richard S. Strong